LEVEL20 INC.
228 Hamilton Avenue, 3rd Flor
Palo Alto, CA 94301

March 25, 2013

Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E. Mailstop 3561
Washington D.C., 20549-7010

Attention:  Matthew Crispino

Re:	Level20 Inc.
Amendment No. 3 to Registration Statement on Form S-1 Filed March 19, 2013 File No. 333-185669

Dear Mr. Crispino:

I write on behalf of Level 20 Inc. (the “Company”) in response to Staff’s letter of March 22, 2013, by Matthew Crispino, Staff Attorney, of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form S-1, filed March 19, 2013, (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

NOTES TO FINANCIAL STATEMENTS

NOTE 9. SUBSEQUENT EVENTS, PAGE 40

1.     WE NOTE THAT YOU HAVE REVISED YOUR DISCLOSURE IN RESPONSE TO PRIOR COMMENT 6. PLEASE BE ADVISED THAT IN MAKING THIS DISCLOSURE YOU MUST STATE THE SPECIFIC DATE, E.G., JULY 4, 2011.  PLEASE REVISE ACCORDINGLY.

We have reviewed the additional guidance as provided by the Commission and will revise our disclosure to include the date the financial statements were issued of February 13, 2013 and more specifically as follows:

In accordance with ASC 855, management evaluated all activity of the Company through February 13, 2013, the issue date of the financial statements and concluded that no other subsequent events have occurred that would require recognition or disclosure in the financial statements.

DIRECTORS AND EXECUTIVE OFFICERS, PAGE 44

2.     WE REFER TO PRIOR COMMENT 9.  YOUR RESPONSE APPEARS TO INDICATE THAT MR. DANARD WILL CONTINUE TO BE AN ACTIVE PARTNER OF ENGAGEIA INC. AFTER THE COMPLETION

OF THIS OFFERING.  ACCORDING TO ITS WEBSITE, ENGAGEIA MANAGES “DIRECT MARKETING CAMPAIGNS THROUGH SEARCH, EMAIL AND SMS AND BRANDED ENTERTAINMENT CAMPAIGNS.”  GIVEN THE SERVICES YOU INTEND TO PROVIDE, AND THE SERVICES PROVIDED BY ENGAGEIA, PLEASE PROVIDE SUPPORT FOR YOUR BELIEF THAT MR. DANARD’S EMPLOYMENT WITH ENGAGEIA DOES NOT POSE A MATERIAL RISK OF CONFLICTS OF INTEREST TO LEVEL20 OR ITS INVESTORS.  FOR EXAMPLE, PLEASE TELL US WHETHER MR. DANARD FACES ANY CONFLICTS IN ALLOCATING BUSINESS OPPORTUNITIES BETWEEN THE COMPANY AND ENGAGEIA AND, IF SO, EXPLAIN HOW SUCH CONFLICTS WILL BE RESOLVED.

In response to this comment, there is no current business activity in Engageia, Inc.; it is more of a tombstone of past work accomplished by Mr. Danard and his business partner, Kent Speakman.  Engageia is mainly kept current because it was nominated by iMedia Connection for an award as the top digital agency in social media. It has no current clients and is Mr. Danard’s one hour per month is devoted to maintaining the corporation and its brand. Mr. Danard currently focuses most of his efforts on Level20 and Mr. Speakman is off in Los Angeles working on a separate venture. Upon effectiveness of the registration statement, Mr. Danard will resign from his post as managing partner with Engageia.

When active, Engageia was involved with digital strategy, advisory, consulting, social media, community engagement, application development, event activation and start-up incubation. This work has nothing to do with contesting, which is the focus of Level20. As such, we do not believe there are any material risks of conflict in Mr. Danard’s association with Engageia.

Sincerely,

Rob Danard

LEVEL20 INC.
228 Hamilton Avenue, 3rd Flor
Palo Alto, CA 94301

March 25, 2013

Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E. Mailstop 3561
Washington D.C., 20549-7010

Attention:  Matthew Crispino

Re:	Level20 Inc.
Amendment No. 3 to Registration Statement on Form S-1 Filed March 19, 2013 File No. 333-185669

Dear Mr. Crispino:

In connection with the Company’s response to the United States Securities and Exchange Commission’s (the “Commission”) comments in a letter dated March 22, 2013 by Matthew Crispino, Staff Attorney, of the United States Securities and Exchange Commission (the “Commission”), this correspondence shall serve as acknowledgment by the Company of the following:

  The company is responsible for the adequacy and accuracy of the disclosure in the filing
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Level 20 Inc.

By:	Rob Danard
Chief Executive Officer